INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

**UNAUDITED AND UNREVIEWED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017**

FOR THE PERIODS ENDED DECEMBER 31, 2017 AND 2016


Global Cancer Technology, Inc.
Consolidated Balance Sheets (Unaudited and Unreviewed)


	As of June 30, 2018		As of June 30, 2017	
Assets				
Current assets				
Cash and cash equivalents	$	32,223	$	2,940
Total current assets		32,223		2,940
Property and Equipment, net		1,048		–
Total assets	$	33,271	$	2,940
Liabilities and Stockholders' Deficit				
Liabilities				
Accounts payable and accrued liabilities	$	68,547	$	32,851
Deferred Compensation		76,630		92,527
Convertible notes payable		177,500		–
Total current liabilities		322,677		125,378
Stockholders' Deficit				
Common Stock, $.001 par value of $.001 per share; 100,000,000 shares authorized; 11,438,700 shares issued and outstanding as of June 30, 2018 and 10,852,000 shares issued and outstanding as of June 30, 2017		11,438		10,852
Additional Paid in Capital		587,837		394,648
Accumulated Deficit		(888,681)		(527,938)
Net stockholders deficit		(289,406)		(122,438)
Total liabilities and stockholder's deficit	$	33,271	$	2,940


The accompanying notes are an integral part of these consolidated financial statements.


Global Cancer Technology, Inc.
Consolidated Statement of Operations (Unaudited and Unreviewed)
For the Six Months Ended June 30, 2018 and 2017

	2018	2017
Operating Revenue, net	$ –	$ 25,000
Costs of sales	–	10,000
Gross profit	–	15,000
Operating expenses:		
General and administrative expenses	181,341	214,031
Loss from operations	(181,341)	(199,031)
Interest expense	4,215	–
Loss before income taxes	(185,556)	(199,031)
Provision for income taxes (benefit)	–	–
Net loss	$ (185,556)	$ (199,031)
Net loss per share, basic and fully diluted	$ (0.02)	$ (0.02)
Weighted average common equivalent shares outstanding, basic and fully diluted	11,278,397	10,809,210

The accompanying notes are an integral part of these consolidated financial statements.


Global Cancer Technology, Inc.
Consolidated Statement of Stockholders' Deficit (Unaudited and Unreviewed)
For the Six Months ended June 30, 2018


	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Deficit
	Number of Shares	Amount			
Balance December 31, 2017	11,197,300	$ 11,197	$ 477,378	$ (703,125)	$ (214,550)
Shares issued for cash	71,400	71	25,629	–	25,700
Shares issued for services	170,000	170	84,830	–	85,000
Loss from operations	–	–	–	(185,556)	(185,556)
Balance June 30, 2018	11,438,700	$ 11,438	$ 587,837	$ (888,681)	$ (289,406)


The accompanying notes are an integral part of these consolidated financial statements.



Global Cancer Technology, Inc.
Consolidated Statement of Cash Flows (Unaudited and Unreviewed)
For the Six Months Ended June 30, 2018 and 2017


	2018	2017
Cash flows provided by (used in) operating activities:		
Net loss from operations	$ (185,556)	$ (199,031)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Issuance of common stock for services	85,000	128,000
Changes in assets and liabilities		
Increase (decrease) in		
Accounts payable and accrued liabilities	(5,677)	11,482
Deferred compensation	(24,594)	49,285
Net cash used in operating activities	(130,827)	(10,264)
Cash flows provided by (used in) investing activities		
Property and equipment	–	–
Net cash used for investing activities		
Cash flows provided by (used in) financing activities		
Proceeds from issuance of convertible notes	102,500	–
Proceeds from issuance of common stock	25,700	11,000
Net cash provided by financing activities	128,200	11,000
Net increase (decrease) in cash and cash equivalents	(2,627)	736
Cash and cash equivalents at beginning of period	34,850	2,204
Cash and cash equivalents at end of period	$ 32,223	$ 2,940


The accompanying notes are an integral part of these consolidated financial statements.


Global Cancer Technology, Inc.
Notes to Consolidated Unaudited and Unreviewed Financial Statements
For the Six Months Ended June 30, 2018

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Global Cancer Technology, Inc. (GCT or The Company) was incorporated under the laws of the State of Nevada on May 18, 2017. It was originally formed as a limited liability company in the State of Texas on January 2, 2013 and converted to its present corporate status on May 18, 2017.

On July 12, 2017 the Company filed Articles of Incorporation in the State of Nevada for a subsidiary called NanoMed Tracking Inc. (NanoMed). GCT is a 51% owner of NanoMed and the minority owners are scientists integral to the development of the licensed products.

On June 11, 2018 the Company filed Articles of Incorporation in the State of Montana for a subsidiary called MCW Pharmaceuticals Inc.(MCW). The Company intends to transfer into this subsidiary a license obtained from UCSD. GCT is a 51% owner of MCW and the minority owners are scientists integral to the develop of the licensed products.

Business Overview

GCT has no products or services which we provide, except in connection with our license agreement with American Radiosurgery described below. We have acquired licenses from universities which permit us to market certain technologies.

GCT was formed to acquire a portfolio of various medical licenses for unique and promising patents and intellectual properties. The company has acquired licenses from the University of California, San Diego - John Moores Cancer Center and from the University of Washington. In addition, GCTholds an exclusive technology license from American Radiosurgery, Inc., an affiliated entity, to promote and sell high technology radiosurgery and cancer treatment products.

GCT is a startup stage company and has not yet achieved meaningful operating status.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of GCT is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("US GAAP") and include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits in one large national bank. At June 30, 2018 and 2017, the Company had $32,223 and $2,940 in cash, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company's financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company's financial position and results of operations.

Property & Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset. Equipment at June 30,2018 consisted of computer equipment.

Fair Value of Financial Instruments

The Company's financial instruments as defined by ASC 825-10-50, include cash, receivables, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short-term maturity of these financial instruments, approximates fair value at June 30, 2018 and 2017.

Earnings (Losses) Per Share

Basic net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the year. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time they were outstanding. Weighted average of number of diluted securities was the same as weighted average of basic securities because the effect of dilutive securities was non-dilutive.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 *Income Taxes — Recognition.* Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by ASC 740-10-25-5 to allow recognition of such an asset.

New Accounting Pronouncements

The Company has evaluated the authoritative guidance issued during the six-month period ended June 30, 2018 and does not expect the adoption of these standards to have a material effect on its financial position or results of operations.

Note 3 - Going Concern

The accompanying financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and settle its liabilities in the ordinary course of business. In the foreseeable future.

As shown in the accompanying financial statements, the Company has incurred operating losses since inception. As of June 30, 2018, the Company has limited financial resources with which to achieve its objectives and obtain profitability and positive cash flows. As shown in the accompanying balance sheets and statements of operations, as of June 30, 2018 the Company has an Accumulated Deficit $888,681 and a working capital deficit of $286,239. Achievement of the Company's objectives will be dependent upon the ability to obtain additional financing, and generate revenue from current and planned business operations, and control costs. The Company is in the development stage and has generated no operating income.

The Company plans to fund its future operations by joint venturing or obtaining additional financing from investors and/or lenders. However, there is no assurance that the Company will be able to achieve these objectives, therefore substantial doubt about its ability to continue as a going concern exists. The financial statements do not include adjustments relating to the recoverability of recorded assets nor the implication of associated bankruptcy costs should the Company be unable to continue as a going concern.

NOTE 4 – COMMON STOCK

As of June 30, 2018, GCT had 100,000,000 authorized shares of common stock of which 11,338,700 was issued and outstanding. Although the Company has had difficulty in obtaining working lines of credit from financial institutions and trade credit from vendors, management has been able to raise capital from private placements and further expand the Company's operations to continue its growth. In addition, The Company has issued shares as compensation for services provided.

Since inception, the Company has issued stock (initially membership interests in the Texas LLC which were subsequently converted into shares of the Company) as follows:

During the year ended December 1, 2013, 9,800,000 shares were awarded to the Founder for his efforts in starting the Company. These shares were issued at a discount to par value. Also, during that same year 131,000 shares were issued for cash of $56,500 and 102,000 shares valued at $49,750 were issued in payment of services provided to the Company.

During the year ended December 31, 2014, an additional 20,000 shares were issued for $5,000 cash and 50,000 shares valued at $25,000 were issued in payment of services provided to the Company.

During the year ended December 31, 2015, an additional 230,000 shares were issued for cash of $57,500 and 3,000 shares valued at $750 were issued as payment of services provided to the Company.

During the year ended December 31, 2016, an additional 108,000 shares were issued for cash of $44,500 and 80,000 shares valued at $27,500 were issued as payment of services provided to the Company.

During the year ended December 31, 2017, an additional 331,000 shares were issued for cash of $77,500 and 342,300 shares valued at $144,575 were issued as payment of services provided to the Company.

During the period ended June 30, 2018, the Company has issued 71,400 shares of common stock for $25,700 in cash and 282,500 shares for payment of services provided to the Company.

NOTE 5 – RELATED PARTY TRANSACTIONS

On January 2, 2013, Global Cancer Technology LLC, a Texas limited liability company awarded membership interests of 9,800,000 share equivalents to its Founder and Chief Executive Officer. The Founder shares were issued at a discount to par value

On May 18, 2017, in connection with the conversion of the Texas limited liability company into Global Cancer Technology, Inc., a Nevada Corporation, the Company converted the Founder membership interests into 9,800,000 shares of common stock in return for his interest in the Texas company.

On October 1, 2017, GCT entered into an exclusive distributorship agreement with American Radiosurgery, Inc., an entity controlled by the Founder. No payments have been made to American Radiosurgery since commencement of the agreement.

The Company has been accruing compensation of $75,000 per annum for its sole officer from inception to April 30, 2018. On May 1,2018 the Company entered into an executive agreement with the officer for an annual compensation of $100,000 per annum. At June 30, 2018 and 2017, the balance of unpaid compensation was $76,630 and $92,527, respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

GCT was formed to acquire a portfolio of various medical licenses for unique and promising patents and intellectual properties. The company has acquired licenses from the University of California, San Diego, John Moores Cancer Center (USCD) and from the University of Washington (UW) for several patents governing the use of advanced High Intensity Focused Ultrasound to treat cancer. In addition, we hold an exclusive technology license from American Radiosurgery, Inc (ARI)., an affiliated entity, to promote and sell high technology radiosurgery and cancer treatment products. The licenses we hold have financial terms that require certain minimum payments and include:

Licenses with UCSD

GCT is required to make certain payments to UCSD to maintain the license the two licenses it has with them. The financial obligations are as follows:

	License #1	License # 2
In 2017 a license issue fee of	$ 12,500	$ 10,000
Annual Maintenance Fees		
Year 1	$ 5,000	$ 5,000
Year 2	$ 7,500	$ 7,500
Year 3 and beyond	$ 10,000	$ 10,000
Royalties on net sales of licensed products	2.5%	2.5%
Reimbursement of Patent costs	$ 20,000	$ 21,500

GCT has agreed to diligently develop, manufacture, and sell the licensed products, and have further agreed to accomplish certain tasks or milestones related to the technology. If GCT fails to perform these tasks, USCD may either terminate the agreement or change the license to a non-exclusive one. GCT has further agreed to obtain all necessary government approvals for the manufacture, use, and sale of the licensed products and to fill market demand for them.

UCSD may terminate the license agreement generally if GCT is delinquent in any reports or payments, if it does not diligently develop and commercialize the licensed product, if it breaches any provision of the agreement, subject to the right to cure any default within 60 days after receiving notice of default. GCT may terminate the agreement for any reason upon 90 days' written notice. The term of the license agreement expires on the date of the longest-lived patent right granted under the license.

License with American Radiosurgery Distributorship Agreement

On October 1, 2017, GCT entered into an exclusive worldwide Technology License Agreement with American Radiosurgery, Inc. (ARI) to market and service products developed by American Radiosurgery, a related party via common ownership of our principal shareholder. Under the terms of the agreement, GCT will receive a commission on sales of the devices and are obligated to sell at least one device per year. Since commencement of the agreement, GCT has not sold any ARI devices.

GCT is also required to provide all warranty work for existing devices sold by American Radiosurgery and devices sold by GCT. There are 6 devices currently installed which are covered by warranty.

GCT is also permitted to provide removal services for existing devices throughout the world.

The agreement may be terminated by American Radiosurgery upon 30 days' prior notice by American Radiosurgery if GCT fails to meet its selling quotas, or by either party for breach of the agreement or without cause.

Note 7 – Convertible Notes Payable

On November 20, 2017, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued

interest earned are due and payable on November 20, 2018 unless the option to convert into common shares at the rate of $0.25 per share is exercised. At December 31, 2017, the note has earned interest of $197.

On November 22, 2017, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on November 22, 2018 unless the option to convert into common shares at the rate of $0.25 per share is exercised. At December 31, 2017, the note has earned interest of $187.

On December 22, 2017, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on December 22, 2018 unless the option to convert into common shares at the rate of $0.25 per share is exercised. At December 31, 2017, the note has earned interest of $43.

On January 18, 2018, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on January 18, 2019 unless the option to convert into common shares at the rate of $0.25 per share is exercised.

On April 5, 2018, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on April 5, 2019 unless the option to convert into common shares at the rate of $0.25 per share is exercised.

On April 16, 2018, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on April 16, 2019 unless the option to convert into common shares at the rate of $0.25 per share is exercised.

On June 22, 2018, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on June 22, 2019 unless the option to convert into common shares at the rate of $0.25 per share is exercised.

Note 8 - 2018 Stock Incentive Plan

On May 1, 2018, our board of directors adopted the 2018 Stock Incentive Plan (the "Plan") which was subsequently approved by a majority of the outstanding votes of our shareholders. The purposes of the Plan are (a) to enhance our ability to attract and retain the services of qualified employees, officers, directors, consultants, and other service providers upon whose judgment, initiative and efforts the successful conduct and development of our business largely depends, and (b) to provide additional incentives to such persons or entities to devote their utmost effort and skill to the advancement and betterment of our company, by providing them an opportunity to participate in the ownership of our Company and thereby have an interest in the success and increased value of our Company.

There are 500,000 shares of common stock authorized for non-qualified and incentive stock options, restricted stock units, restricted stock grants, and stock appreciation rights under the Plan, which are subject to adjustment in the event of stock splits, stock dividends, and other situations.

Note 9 – Subsequent Events

Subsequent to June 30, 2018, an additional 112,500 shares of common stock were issued for services rendered.

On July 27, 2018, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on July 27, 2019 unless the option to convert into common shares at the rate of $0.25 per share is exercised.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Global Cancer Technologies, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Global Cancer Technologies, Inc. and Subsidiaries (the "Company") as of December 31, 2017 and 2016, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related consolidated notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying consolidated financial statements have been prepared to assume the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company's losses from operations raise doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ankit Consulting Services, Inc.

We have served as the Company's auditor since December 2017.

Rancho Santa Margarita, California

August 29, 2018

Global Cancer Technology, Inc.
Consolidated Balance Sheets

	As of December 31, 2017	As of December 31, 2016
Assets		
Current assets		
Cash and cash equivalents	$ 34,850	$ 2,204
Total current assets	34,850	2,204
Property and equipment, net	1,048	–
Total assets	$ 35,898	$ 2,204
Liabilities and Stockholders' Deficit		
Liabilities		
Accounts payable	$ 64,224	$ 21,369
Accrued Liabilities	10,000	–
Deferred Compensation	101,224	43,242
Convertible notes payable	75,000	–
Total current liabilities	250,448	64,611
Stockholders' Deficit		
Common Stock, $.001 par value of $.001 per share; 100,000,000 shares authorized; 11,197,300 shares issued and outstanding as of December 31, 2017 and 10,524,000 shares issued and outstanding as of December 31, 2016	11,197	10,524
Additional Paid in Capital	477,378	255,976
Accumulated deficit	(703,125)	(328,907)
Net stockholders deficit	(214,550)	(62,407)
Total liabilities and stockholder's deficit	$ 35,898	$ 2,204

The accompanying notes are an integral part of these consolidated financial statements.


Global Cancer Technology, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2017 and 2016


		2017		2016
Operating Revenue, net	$	25,000	$	78,690
Costs of sales		10,000		53,170
Gross profit		15,000		25,520
Operating expenses:				
General and administrative expenses		388,791		165,853
Loss from operations		(373,791)		(140,333)
Interest expense		427		–
Loss before income taxes		(374,218)		(140,333)
Provision for income taxes (benefit)		–		–
Net loss	$	(374,218)	$	(140,333)
Net loss per share, basic and fully diluted	$	(0.03)	$	(0.01)
Weighted average common equivalent shares outstanding, basic and fully diluted		10,915,500		10,360,347


The accompanying notes are an integral part of these consolidated financial statements.


Global Cancer Technology, Inc.
Consolidated Statement of Stockholders' Deficit

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Deficit
	Number of Shares	Amount			
Balance December 31, 2015	10,336,000	$ 10,336	$ 184,164	(188,574)	$ 5,926
Shares issued for cash	108,000	108	44,392	–	44,500
Shares issued for services	80,000	80	27,420	–	27,500
Loss from operations in 2016	–	–	–	(140,333)	(140,333)
Balance December 31, 2016	10,524,000	10,524	255,976	(328,907)	(62,407)
Shares issued for cash	331,000	331	77,169	–	77,500
Shares issued for services	342,300	342	144,233	–	144,575
Loss from operations in 2017	–	–	–	(374,218)	(374,218)
Balance December 31, 2017	11,197,300	$ 11,197	$ 477,378	$ (703,125)	$ (214,550)

The accompanying notes are an integral part of these consolidated financial statements.

Global Cancer Technology, Inc.
Consolidated Statement of Cash Flows
For the Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows provided by (used in) operating activities:		
Net loss from operations	$ (374,218)	$ (140,333)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Issuance of common stock for services	144,575	27,500
Changes in assets and liabilities		
Increase in		
accounts payable and accrued liabilities	52,855	11,558
deferred compensation	57,982	58,082
Net cash used in operating activities	(118,806)	(43,192)
Cash flows provided by (used in) investing activities		
Purchase of property and equipment	(1,048)	–
Net cash used in investing activities		
Cash flows provided by (used in) financing activities		
Proceeds from issuance of convertible notes	75,000	–
Proceeds from issuance of common stock	77,500	44,500
Net cash provided by financing activities	152,500	44,500
Net increase in cash and cash equivalents	32,646	1,308
Cash and cash equivalents at beginning of year	2,204	896
Cash and cash equivalents at end of year	$ 34,850	$ 2,204

The accompanying notes are an integral part of these consolidated financial statements.

Global Cancer Technology, Inc.
Notes to Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Global Cancer Technology, Inc. (GCT or The Company) was incorporated under the laws of the State of Nevada on May 18, 2017. It was originally formed as a limited liability company in the State of Texas on January 2, 2013 and converted to its present corporate status on May 18, 2017.

On July 12, 2017 the Company filed Articles of Incorporation in the State of Nevada for a subsidiary called NanoMed Tracking Inc. (NanoMed). GCT is a 51% owner of NanoMed and the minority owners are scientists integral to the development of the licensed products.

Business Overview

GCT has no products or services which we provide, except in connection with our license agreement with American Radiosurgery described below. We have acquired licenses from universities which permit us to market certain technologies.

GCT was formed to acquire a portfolio of various medical licenses for unique and promising patents and intellectual properties. The company has acquired licenses from the University of California, San Diego - John Moores Cancer Center and from the University of Washington. In addition, GCTholds an exclusive technology license from American Radiosurgery, Inc., an affiliated entity, to promote and sell high technology radiosurgery and cancer treatment products.

GCT is a startup stage company and has not yet achieved meaningful operating status.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of GCT is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("US GAAP") and include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits in one large national bank. At December 31, 2017 and 2016 respectively, the Company had $34,850 and $2,204 in cash. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company's financial position and results of operations.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset. Equipment at December 31, 2017 consisted of computer equipment.

Fair Value of Financial Instruments

The Company's financial instruments as defined by ASC 825-10-50, include cash, receivables, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short-term maturity of these financial instruments, approximates fair value at December 31, 2017 and 2016.

Earnings (Losses) Per Share

Basic net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the year. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time they were outstanding. Weighted average of number of diluted securities was the same as weighted average of basic securities because the effect of dilutive securities was non-dilutive.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 *Income Taxes — Recognition.* Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by ASC 740-10-25-5 to allow recognition of such an asset.

New Accounting Pronouncements

The Company has evaluated the authoritative guidance issued during the year ended December 31, 2017 and does not expect the adoption of these standards to have a material effect on its financial position or results of operations.

Note 3 - Going Concern

The accompanying financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and settle its liabilities in the ordinary course of business. In the foreseeable future. As shown in the accompanying financial statements, the Company has incurred operating losses since inception. As of December 31, 2017, the Company has limited financial resources with which to achieve its objectives and obtain profitability and positive cash flows. As shown in the accompanying balance sheets and statements of operations, as of December 31, 2017 the Company has an accumulated deficit of $703,125 and The Company's working capital is a deficit of $215,598. Achievement of the Company's objectives will be dependent upon the ability to obtain additional financing, and generate revenue from current and planned business operations, and control costs. The Company is in the development stage and has generated no operating income.

The Company plans to fund its future operations by obtaining additional financing from investors and/or lenders. However, there is no assurance that the Company will be able to achieve these objectives, therefore substantial doubt about its ability to continue as a going concern exists. The financial statements do not include adjustments relating to the recoverability of recorded assets nor the implication of associated bankruptcy costs should the Company be unable to continue as a going concern.

Note 4 – Common Stock

As of December 31,2017, GCT had 100,000,000 authorized shares of common stock, par value $.001 per share, of which 11,197,300 was issued and outstanding. Although the Company has had difficulty in obtaining working lines of credit from financial institutions and trade credit from vendors, management has been able to raise capital from private placements and further expand the Company's operations to continue its growth. In addition, The Company has issued shares as compensation for services provided.

Since inception through December 31, 2015, the Company has issued stock (initially membership interests in the Texas LLC which were subsequently converted into shares of the Company) as follows:

During the year ended December 1, 2013, 9,800,000 shares were awarded to the Founder for his efforts in starting the Company. These shares were issued at a discount to par value. Also, during that same year 131,000 shares were issued for cash of $56,500 and 102,000 shares valued at $49,750 were issued in payment of services provided to the Company.

During the year ended December 31, 2014, an additional 20,000 shares were issued sold for $5,000 cash and 50,000 shares valued at $25,000 were issued in payment of services provided to the Company.

During the year ended December 31, 2015, an additional 230,000 shares were issued for cash of $57,500 and 3,000 shares valued at $750 were issued as payment of services provided to the Company.

During the year ended December 31, 2016, an additional 108,000 shares were issued for cash of $44,500 and 80,000 shares valued at $27,500 were issued as payment of services provided to the Company.

During the year ended December 31, 2017, an additional 331,000 shares were issued for cash of $77,500 and 342,300 shares valued at $144,575 were issued as payment of services provided to the Company.

NOTE 5 – RELATED PARTY TRANSACTIONS

On January 2, 2013, Global Cancer Technology LLC, a Texas limited liability company awarded membership interests of 9,800,000 share equivalents to its Founder and Chief Executive Officer. The Founder shares were issued at a discount to par value

On May 18, 2018, in connection with the conversion of the Texas limited liability company into Global Cancer Technology, Inc., a Nevada Corporation, the Company converted the Founder membership interests into 9,800,000 shares of common stock in return for his interest in the Texas company.

On October 1, 2017, GCT entered into an exclusive distributorship agreement with American Radiosurgery, Inc., an entity controlled by the Founder. No payments have been made to American Radiosurgery since commencement of the agreement.

The Company has been accruing compensation of $75,000 per annum for its sole officer from inception to April 30, 2018. Subsequent to year end the Company entered into an executive agreement with the officer for an annual compensation of $100,000 per annum. At December 31, 2017 and 2016, the balance of unpaid compensation was $101,224 and $43,242, respectively.

In 2016, commissions of $10,000 were paid to a relative of its sole officer as a consulting fee for securing the sale of equipment.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

GCT was formed to acquire a portfolio of various medical licenses for unique and promising patents and intellectual properties. The company has acquired licenses from the University of California, San Diego, John Moores Cancer Center (USCD) and from the University of Washington (UW) for several patents governing the use of advanced High Intensity Focused Ultrasound to treat cancer. In addition, we hold an exclusive technology license from American Radiosurgery, Inc (ARI)., an affiliated entity, to promote and sell high technology radiosurgery and cancer treatment products. The licenses we hold have financial terms that require certain minimum payments and include:

Licenses with UCSD

GCT is required to make certain payments to UCSD to maintain the license the two licenses it has with them. The financial obligations are as follows:

	License #1	License # 2
In 2017 a license issue fee of	$ 12,500	$ 10,000
Annual Maintenance Fees		
Year 1	$ 5,000	$ 5,000
Year 2	$ 7,500	$ 7,500
Year 3 and beyond	$ 10,000	$ 10,000
Royalties on net sales of licensed products	2.5%	2.5%
Reimbursement of Patent costs	$ 20,000	$ 21,500

GCT has agreed to diligently develop, manufacture, and sell the licensed products, and have further agreed to accomplish certain tasks or milestones related to the technology. If GCT fails to perform these tasks, USCD may either terminate the agreement or change the license to a non-exclusive one. GCT has further agreed to obtain all necessary government approvals for the manufacture, use, and sale of the licensed products and to fill market demand for them.

UCSD may terminate the license agreement generally if GCT is delinquent in any reports or payments, if it does not diligently develop and commercialize the licensed product, if it breaches any provision of the agreement, subject to the right to cure any default within 60 days after receiving notice of default. GCT may terminate the agreement for any reason upon 90 days' written notice. The term of the license agreement expires on the date of the longest-lived patent right granted under the license.

License with American Radiosurgery Distributorship Agreement

On October 1, 2017, GCT entered into an exclusive worldwide Technology License Agreement with American Radiosurgery, Inc. (ARI) to market and service products developed by American Radiosurgery, a related party via common ownership of our principal shareholder. Under the terms of the agreement, GCT will receive a commission on sales of the devices and are obligated to sell at least one device per year. Since commencement of the agreement, GCT has not sold any ARI devices.

GCT is also required to provide all warranty work for existing devices sold by American Radiosurgery and devices sold by GCT. There are 6 devices currently installed which are covered by warranty.

GCT is also permitted to provide removal services for existing devices throughout the world.

The agreement may be terminated by American Radiosurgery upon 30 days' prior notice by American Radiosurgery if GCT fails to meet its selling quotas, or by either party for breach of the agreement or without cause.

Note 7 – Convertible Notes Payable

On November 20, 2017, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on November 20, 2018 unless the option to convert into common shares at the rate of $0.25 per share is exercised. At December 31, 2017, the note has earned interest of $197.

On November 22, 2017, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on November 22, 2018 unless the option to convert into common shares at the rate of $0.25 per share is exercised. At December 31, 2017, the note has earned interest of $187.

On December 22, 2017, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on December 22, 2018 unless the option to convert into common shares at the rate of $0.25 per share is exercised. At December 31, 2017, the note has earned interest of $43.

NOTE 8 – SUBSEQUENT EVENTS

Issuance of Additional Convertible Promissory Notes

On January 18, 2018, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on January 18, 2019 unless the option to convert into common shares at the rate of $0.25 per share is exercised.

On April 5, 2018, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on April 5, 2019 unless the option to convert into common shares at the rate of $0.25 per share is exercised.

On April 16, 2018, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on April 16, 2019 unless the option to convert into common shares at the rate of $0.25 per share is exercised.

On June 22, 2018, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on June 22, 2019 unless the option to convert into common shares at the rate of $0.25 per share is exercised.

On July 27, 2018, the Company received $25,000 cash in exchange for an unsecured convertible note agreement. The $25,000 note bears interest at 7% per annum. The note balance and accrued interest earned are due and payable on July, 2019 unless the option to convert into common shares at the rate of $0.25 per share is exercised.

License with the University of Washington

Effective March 8, 2018, GCT entered into an exclusive world-wide Start-up License Agreement with the University of Washington under certain patents licensed by the university and a non-exclusive world-wide license for certain know-how for the development and commercialization of a new form of High Intensity Focused Ultrasound called 'Boiling Histotripsy'. GCT has the right to grant sublicenses for the licensed technology. Because the inventions covered by the licensed patents arose in whole or in part from federally supported research, the federal government has certain statutory rights to the technology. GCT has agreed to use commercially reasonable efforts to commercialize the licensed rights and is obligated within 30 days after each calendar year-end to submit reports describing these efforts.

GCT may terminate the agreement at any time, or the License Agreement will terminate when all licensed rights have terminated or if GCT breaches any of our material duties under the agreement.

Emyployment Agreement

On May 1, 2018 the Company entered into an employment agreement with its sole officer. Under the terms of agreement, the officer is entitled to compensation of $100,000 per annum. In addition, GCT issued the officer 100,000 shares of common stock as a signing bonus. He is also eligible to receive an annual bonus of a minimum of 50% and a maximum of 400% upon achievement of performance objectives, none of which have yet been determined. He is also entitled to participate in employee benefits available to other senior executives and 12 weeks paid vacation per year.

2018 Stock Incentive Plan

On May 1, 2018, our board of directors adopted the 2018 Stock Incentive Plan (the "Plan") which was subsequently approved by a majority of the outstanding votes of our shareholders. The purposes of the Plan are (a) to enhance GCT's ability to attract and retain the services of qualified employees, officers, directors, consultants, and other service providers upon whose judgment, initiative and efforts the successful conduct and development of the business largely depends, and (b) to provide additional incentives to such persons or entities to devote their utmost effort and skill to the advancement and betterment of the company, by providing them an opportunity to participate in the ownership of the Company and thereby have an interest in the success and increased value of the Company.

There are 500,000 shares of common stock authorized for non-qualified and incentive stock options,

restricted stock units, restricted stock grants, and stock appreciation rights under the Plan, which are subject to adjustment in the event of stock splits, stock dividends, and other situations.

Additional Issuance of Common Stock

Subsequent to December 31, 2017, the Company has issued 71,400 shares of common stock for $25,700 in cash and 282,500 shares for payment of services provided to the Company.

Incorporation of Subsidiary

On June 11, 2018 the Company filed Articles of Incorporation in the State of Montana for a subsidiary called MCW Pharmaceuticals Inc. (MCW). The Company intends to transfer into this subsidiary a license obtained from UCSD. GCT is a 51% owner of MCW and the minority owners are scientists integral to the develop of the licensed products.

EXHIBITS TO OFFERING STATEMENT

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.1	Plan of Conversion dated January ___, 2017	DOS	367-00167	2.1	9/7/18	
2.2	Articles of Incorporation	DOS	367-00167	2.2	9/7/18	
2.3	Nevada Articles of Conversion	DOS	367-00167	2.3	9/7/18	
2.4	Texas Certificate of Conversion	DOS	367-00167	2.4	9/7/18	
2.5	Current Bylaws	1-A	367-00167	2.5	10/15/18	
3.1	2018 Stock Incentive Plan	1-A	367-00167	2.5	10/15/18	
4.1	Subscription Agreement	1-A	367-00167	2.5	10/15/18	
6.1	CEO Employment Agreement dated May 1, 2018	DOS	367-00167	6.1	9/7/18	
6.2	NanoMed Tracking Shareholder Agreement dated June 26, 2017	1-A	367-00167	2.5	10/15/18	
6.3	MCW Pharmaceuticals Shareholder Agreement dated May 17, 2018	1-A	367-00167	2.5	10/15/18	
6.4	Sponsored Research Agreement with the University of Washington as of August 21, 2018	DOS	367-00167	6.4	9/7/18	
6.5	License Agreement dated October 13, 2016 with UCSD	1-A	367-00167	2.5	10/15/18	
6.6	License Agreement dated November 18, 2016 with UCSD	1-A	367-00167	2.5	10/15/18	
6.7	License Agreement dated March 18, 2018 with University of Washington	1-A	367-00167	2.5	10/15/18	
6.8	License Agreement dated October 1, 2017 with American Radiosurgery	1-A	367-00167	2.5	10/15/18	
11.1	Consent of Ankit Consulting Inc., independent registered public accounting firm					X
12.1	Opinion re Legality of Shares					X
15.1	Code of Ethics	DOS	367-00167	15.1	9/7/18	
15.2	Part I - Item 6 explanation	DOS	367-00167	15.2	9/7/18	

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, CA on November *, 2018.

GLOBAL CANCER TECHNOLOGY, INC.

By: /s/ John Clark
John Clark, CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ John Clark	Sole Director and CEO (Principal Executive, Financial & Accounting Officer)	November *, 2018